WhiteClouds Inc.
Balance Sheet
December 31, 2018

ASSETS

Current Assets

Regular Checking Account	23,607.76	
Accounts Receivable	219,828.53	
Other Receivables	17,000.00	
Accrued Revenue	59,000.00	
Raw Materials Inventory	25,388.44	
Inventory in 660Pro	163,424.85	
Inventory in Connex	8,154.00	
Utility Deposits	5,094.00	
Total Current Assets		521,497.58

Property and Equipment

Furniture and Fixtures	189,700.20	
Equipment	3,131,547.33	
Software	94,292.38	
Licensing Fees	62,551.00	
Leasehold Improvements	228,688.45	
Accum. Depreciation-Furniture	(97,469.56)	
Accum. Depreciation-Equipment	(1,424,643.44)	
Accum. Depreciation-Software	(86,625.71)	
Accum. Depreciation-Lease Equi	(806,306.20)	
Accum. Depreciation - Leasehol	(134,912.08)	
Accum. Amortiz. - Org. Costs	(8,146.61)	
Accum. Amortiz. - Licensing	(12,510.20)	
Accum. Amortiz. - Patent	(1,829.73)	
Accum Amortiz - Goodwill	(255,528.32)	
Total Property and Equipment		878,807.51

Other Assets

Deposits	25,265.04	
Organization Costs	20,366.42	
Goodwill	853,420.00	
Patent - Medical Hinge & Slice	18,297.00	
Total Other Assets		917,348.46
Total Assets		2,317,653.55

LIABILITIES AND CAPITAL

Current Liabilities

Accounts Payable	878,964.73	
Jerry Ropelato Personal CC	3,993.78	
Company Credit Card	310,902.93	
Harper Loan	1,147,924.04	
Ropelato Loan	728,579.78	
Accrued Expenses	68,441.51	
Prepaid Medical Income	9,450.00	
Accrued Payroll	65,965.21	
Federal Payroll Taxes Payable	351,323.51	
State Payroll Taxes Payable	47,520.86	
Employee HSA	250.00	
Utah Sales T/Use Tax Payable	1,409.71	
Total Current Liabilities		3,614,726.06
Long-Term Liabilities		
Lease Payables - LongTerm	70,528.57	
Convertible Notes	4,845,000.00	
Total Long-Term Liabilities		4,915,528.57
Total Liabilities		8,530,254.63
Capital		
Common Stock	1,322,295.53	
Paid-in Capital	2,967,019.33	
Retained Earnings	(8,458,844.64)	
Net Income	(2,043,071.30)	
Total Capital		(6,212,601.08)
Total Liabilities & Capital		2,317,653.55

WhiteClouds Inc.
Income Statement
January - December 2018

	2018
Revenues	
Architectural Income	565,790.91
Entertainment Income	338,704.06
Medical Model Income	28,016.51
Solution Sales Income	2,050,146.62
Insurance Claims	34,489.33
Shipping Charges Reimbursed	301,355.66
Total Revenues	3,318,503.09
Cost of Sales	
COGS - Architectural	176,671.04
COGS - Entertainment	185,006.52
COGS - Medical Models	8,322.44
COGS - Solution Sales	753,506.62
Total Cost of Sales	1,123,506.62
Gross Profit	2,194,996.47
Expenses	
R&D - Technology	90.39
R&D - Printing	1,224.36
Salaries Expense	1,413,812.52
Payroll Tax Expense	114,434.29
Payroll Processing Fees	2,071.33
Employee Benefits	89,797.27
Commissions and Fees Exp	67,506.89
Design Consulting	500.00
Contract/Outside Labor	4,472.86
Auto Expenses	26.24
Mileage/Gas Reimb	3,009.96
Meals and Entertainment Exp	808.73
Travel Expense	7,672.85
Bank Charges	451.00

Credit Card Processing Fees	45,626.69
Licenses & Permits	433.00
Dues and Subscriptions Exp	562.00
Insurance Expense	26,300.12
Legal and Professional Expense	29,353.78
Lease/Rental of Equipment	162,155.45
Rev Share/Royalty Distribution	3,552.08
Advertising Expense	8,658.03
Marketing-Online	194,297.90
Sales Activities-Promotions	4,871.18
Hosting Expense	41,281.91
Postage Expense	80.00
Rent or Lease Expense	318,857.16
Repairs Expense	21,614.99
Software Expense	46,746.56
Supplies Expense	127,591.35
Shipping Supplies	49,623.62
Shipping to Customer Expense	296,894.08
Freight Expense	43,616.54
Paper Products	778.92
Office Expense	90.00
Internet Service	16,070.85
Telephone Expense	5,853.51
Utilities: Electricity	31,132.97
Utilities: Gas	31,878.61
Utilities: Water	1,426.73
Security - Alarm	360.00
Waste Removal	7,771.05
Building Maintenance	27,207.17
Bad Debt Expense	2,802.35
Gain/Loss on Sale of Assets	(4,380.73)
Other Taxes	75,082.89
Federal/State Tax Expense	100.00
Interest Expense	213,286.80
Depreciation Expense	561,004.12
Amortization Expense	139,607.40
Total Expenses	4,238,067.77
Net Income	(2,043,071.30)


WhiteClouds Inc.
Statement of Cash Flow
January - December 2018


	2018
Cash Flows from operating activities	
Net Income	(2,043,071.30)
	(2,043,071.30)
Adjustments to reconcile net	
income to net cash provided	
by operating activities	
Accum. Depreciation-Furniture	28,557.96
Accum. Depreciation-Equipment	342,672.23
Accum. Depreciation-Software	19,991.01
Accum. Depreciation-Lease Equi	151,824.19
Accum. Depreciation - Leasehol	45,737.64
Accum. Amortiz. - Org. Costs	1,357.80
Accum. Amortiz. - Patent	914.88
Accum Amortiz - Goodwill	85,341.96
Accounts Receivable	53,233.11
Accrued Revenue	(59,000.00)
Raw Materials Inventory	33,392.16
Inventory in 3500HD Max	10,475.00
Supplies Inventory	89,900.43
Accounts Payable	452,111.30
Jerry Ropelato Personal CC	3,993.78
Company Credit Card	123,935.33
Harper Loan	(130,248.22)
Ropelato Loan	180,000.00
Accrued Expenses	40,481.32
Prepaid Medical Income	7,000.00
Accrued Payroll	(9,249.56)
Federal Payroll Taxes Payable	245,077.21
State Payroll Taxes Payable	30,101.09
Employee Benefits Payable	(1,111.57)
Employee HSA	(200.00)
Utah Sales T/Use Tax Payable	445.45
Total Adjustments	1,746,734.50
Net Cash provided by Operations	(296,336.80)

Cash Flows from investing activities
Used For

Equipment	(58,652.30)
Deposits	6,255.12
Net cash used in investing	(52,397.18)

Cash Flows from financing activities
Proceeds From

Convertible Notes	80,000.00
Common Stock	245,175.13
Used For	
Lease Payables - LongTerm	(19,055.34)
Net cash used in financing	306,119.79
Net increase <decrease> in cash	(42,614.19)

Summary

Cash Balance at End of Period	23,607.76
Cash Balance at Beg of Period	(66,221.95)
Net Increase <Decrease> in Cash	(42,614.19)